FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
40 Elgin Street, Suite 1400
Ottawa, Ontario K1P 5K6

2.	Date of Material Change

May 5, 2010

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) on May 5, 2009 at Denver, Colorado via Windward Global, and by Marketwire.

4.	Summary of Material Change

The Corporation announced on May 5, 2010 the resignation of Robert Boaz as a director of the Corporation effective immediately.

5.	Full Description of Material Change

The Corporation announced on May 5, 2010 that Robert Boaz has resigned his position as a director of the Corporation in order that he may focus on other business pursuits.  Mr. Boaz has served as a director of the Corporation since 2006.  Mr. Boaz resignation is effective immediately.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss General Counsel & Corporate Secretary Ur-Energy Inc. 10758 W. Centennial Road, Suite 200 Littleton, Colorado 80127 Telephone: (720) 981-4588

9.           Date of Report

May 5, 2010

Schedule A

Ur-Energy Announces Resignation of Director

Denver, Colorado (Marketwire – May 5, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces the resignation of Robert Boaz from the Board of Directors of the Company.

The Company announced today that Mr.  Boaz has resigned his position as a director of the Company in order that he may focus on other business pursuits.  Mr. Boaz has served as a director since 2006.  His resignation is effective immediately.

W. William Boberg, President and CEO of Ur-Energy stated, “We wish to thank Bob Boaz for his service and contributions to the Ur-Energy Board over the past four years.  We wish him continuing success.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rich Boberg, Director PR/HR	Bill Boberg, President and CEO
720-981-4588, ext. 238	720-981-4588, ext. 223
866-981-4588, ext. 238	866-981-4588, ext. 223
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectationsthat, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies.Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.